Toreador Resources
13760 Noel Road
Suite 1100
Dallas, Texas 75240
214 599 3933
www.toreador.net

January 6, 2010

VIA EDGAR AND FACSIMILE

Office of International Corporate Finance

Mail Stop 6010

100 F Street N.E.

Washington D.C. 20549

Attention: H. Roger Schwall

Re:          Registration Statement on Form S-3 (Registration No. 333-163067)

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Toreador Resources Corporation (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-3 (as amended to date, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) be accelerated so that the Registration Statement will become effective at 2:00 p.m., New York City time, on Friday, January 8, 2010, or as soon as practicable thereafter.

The Company hereby acknowledges:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•      the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at +33 147 033 424 or Jon Lyman, of Willkie Farr & Gallagher LLP, our legal counsel, at +44 207 696 5440.

Sincerely,

/s/ Craig M. McKenzie

Craig M. McKenzie
Chief Executive Officer